(A) Ard 5/11/2004

VF 5-13-04

04019529

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

hours per response...... 12.00

SEC FILE NUMBER
8- 51213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
APR 2 7 2004

50 Main Street (Suite 1000)
(No. and Street)

White Plains NY 10606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey Melegrano CPA, P.C.
(Name – *if individual, state last, first, middle name*)

310 Harwood Bldg, Scarsdale, N.Y. 10583
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ross swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning Inc. as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

Pres. MNT

Title

Notary Public

EILEEN T STAFFON
Notary Public, State of New York
Qualified in Orange County
Registration No 01ST5055607
Commission Expires 2-12-06

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFREY D. MELAGRANO, C.P.A., P.C.
HARWOOD BUILDING
SCARSDALE, NEW YORK 10583

Member
NY State Society of CPAs

Telephone (914) 723-3400
Facsimile (914) 723-8317

CERTIFIED MAIL – RETURN RECEIPT

April 21, 2004

Mr. Glenn Albaum, Staff Supervisor
NASD New Jersey District Office
581 Main Street, 7th floor
Woodbridge, NJ 07095

Re: **Westchester Capital Planning, Inc.**

Dear Mr. Albaum:

In response to your letter dated April 1, 2004 (copy enclosed) to our above captioned client, we are enclosing #3 of your request.

Sincerely,

Jeffrey D. Melagrano, CPA

Cc: SEC New York Regional Office
SEC Washington, DC
NASD – Rockville, MD
NASD – New Jersey District Office

JEFFREY D. MELAGRANO, C.P.A., P.C.
HARWOOD BUILDING
SCARSDALE, NEW YORK 10583

Member
NY State Society of CPAs

Telephone (914) 723-3400
Facsimile (914) 723-8317

Board of Director and Shareholder
Westchester Capital Planning, Inc.
50 Main Street
White Plains, NY 10606

In planning and performing our audit of the financial statements of Westchester Capital Planning, Inc. for the year ended December 31, 2003, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

During our audit we did not find any material inadequacies in the Company's internal control structure required to be reported pursuant to SEC Rule 17a-5(j).

Jeffrey D. Melagrano

Scarsdale, New York
February 25, 2004

VIA CERTIFIED MAIL 7002-2410-0000-6571-9330

NASD

April 1, 2004

Mr. Michael T. Ross
Westchester Capital Planning, Inc.
50 Main Street, Suite 1000
White Plains, New York 10606

Dear Mr. Ross:

This acknowledges receipt of Westchester Capital Planning, Inc.'s December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Missing Facing Page (Form X-17A-5 Part III).
2. An Oath or Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized) pursuant to SEC Rule 17a-59e)(2).
3. A report describing any material inadequacies found to exist or if none existed, a statement so stating, pursuant to SEC Rule 17a-5(j).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5, Part III Facing Page, a copy of which is enclosed for your convenience.

New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, New Jersey
07095
tel 732 596 2000
fax 732 596 2001
www.nasd.com